Exhibit 12.2

HCP, Inc.

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended	Year Ended
	September 30, 2010	December 31, 2009
	(In thousands, except ratios)
PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:
Interest Expense and Debt Amortization	$347,344	$481,361
Rental Expense	4,506	6,192
Capitalized Interest	15,514	25,917

Fixed Charges	$367,364	$513,470

Earnings:
Pretax Income (Loss) from Continuing Operations before minority Interest and Income from Equity investees	$550,541	$495,458
Add Back Fixed Charges	367,364	513,470
Add Distributed Income from Equity Investees	5,441	7,273
Less Capitalized Interest	(15,514)	(25,917)
Less Minority Interest from Subsidiaries without fixed charges	(9,174)	(13,049)

Total	$898,658	$977,235

Ratio of Earnings to Fixed Charges	2.45	1.90

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Fixed Charges:
Interest Expense and Debt Amortization	$347,344	$481,361
Preferred Stock Dividend	15,848	21,130
Rental Expense	4,506	6,192
Capitalized Interest	15,514	25,917

Fixed Charges	$383,212	$534,600

Earnings (see above)	$898,658	$977,235

Ratio of Earnings to Fixed Charges	2.35	1.83